UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 11)*
JANUS CAPITAL GROUP INC.
(Name of Issuer)
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
47102X105
(CUSIP Number)
Taku Murakawa General Manager, Investment Administration Department The Dai-ichi Life Insurance Company, Limited 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan +81-50-3780-4384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

This Amendment No. 11 (this “Amendment No. 11”) amends the Schedule 13D that was filed on August 17, 2012 (as amended by Amendment No. 1 filed on August 29, 2012, Amendment No. 2 filed on September 18, 2012, Amendment No. 3 filed on September 25, 2012, Amendment No. 4 filed on October 1, 2012, Amendment No. 5 filed on October 12, 2012, Amendment No. 6 filed on November 5, 2012, Amendment No. 7 filed on November 13, 2012, Amendment No. 8 filed on November 16, 2012, Amendment No. 9 filed on November 28, 2012 and Amendment No. 10 filed on December 4, 2012, the “Schedule 13D”) by The Dai-ichi Life Insurance Company, Limited (the “Investor”), relating to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 151 Detroit Street, Denver, Colorado 80206.  Beginning on the date this Amendment No. 11 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 11.  Only those items reported in this Amendment No. 11 are amended and all other items in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 11 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following as a second paragraph under subitem “A.  Board Designation Right” thereof:

Pursuant to the Investment Agreement, the Investor’s right to designate an Investor Representative became exercisable as of the Effective Time.  The Investor designated Seiji Inagaki, Executive Officer and General Manager of the Investment Planning Department of The Dai-Ichi Life Insurance Company, Limited, as the Investor Representative.  On January 22, 2013, Mr. Inagaki was appointed to serve on the Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Dai-ichi Life Insurance Company, Limited

Date: January 23, 2013	By:	/s/ Taku Murakawa
	Name:	Taku Murakawa
	Title:	General Manager, Investment Administration Department